UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ASPECT MEDICAL SYSTEMS, INC.

(Name Of Subject Company (Issuer))

UNITED STATES SURGICAL CORPORATION

TRANSFORMER DELAWARE CORP.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

045235108

(CUSIP Number of Common Stock)

John H. Masterson

United States Surgical Corporation

c/o Covidien

15 Hampshire Street

Mansfield, MA 02048

Telephone: (508) 261-8242

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Keith Higgins

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$209,320,104.00	$11,680.06

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value was calculated by multiplying $12.00, which is the purchase price in the offer, by the number of outstanding shares of Common Stock (the “Shares”) of Aspect Medical Systems, Inc. (“Aspect”) as of September 30, 2009 which consists of 17,443,342 Shares issued and outstanding.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2009 issued by the Securities and Exchange Commission. Such fee equals .00558% of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to a tender offer by Transformer Delaware Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of United States Surgical Corporation, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of Aspect Medical Systems, Inc., a Delaware corporation (the “Company”), at a purchase price of $12.00 per Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and subject to the conditions set forth in the Offer to Purchase dated October 8, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed on behalf of the Purchaser and Parent.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Aspect Medical Systems, Inc. One Upland Road, Norwood, Massachusetts 02062, (617) 559-7000.

(b) According to the Company, as of September 30, 2009, there were 17,443,342 Shares issued and outstanding, and as of September 25, 2009, there were (a) 3,878,485 Shares issuable upon the exercise of outstanding options and (b) 3,038,284 Shares issuable upon the conversion of outstanding convertible notes.

(c) The Shares are quoted on the NASDAQ Global Market under the symbol “ASPM.” The information set forth in Section 6 “Price Range of the Shares; Dividends on the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a), (b), (c) The information set forth in Section 9 “Certain Information Concerning USSC and Purchaser” of the Offer to Purchase and Annex I “Directors and Executive Officers of USSC, Purchaser and Covidien plc” of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

The information set forth in the “Summary Term Sheet,” Section 1 “Terms of the Offer,” Section 2 “Procedures for Tendering Shares,” Section 3 “Withdrawal Rights,” Section 4 “Acceptance for Payment and Payment,” Section 5 “Material U.S. Federal Income Tax Consequences of the Offer and the Merger,” Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations,” Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Aspect” and Section 14 “Certain Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a), (b) The information set forth in the “Introduction,” Section 9 “Certain Information Concerning USSC and Purchaser,” Section 11, “Contacts and Transactions with Aspect; Background of the Offer,” Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Aspect,” Section 13 “Dividends and Distributions” and Section 14 “Certain Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a), (c)(1)-(7) The information set forth in the “Introduction,” Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations,” Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Aspect” and Section 13 “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b), (d) The information set forth in Section 10 “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The information set forth in Section 9 “Certain Information Concerning USSC and Purchaser” of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The information set forth in Section 16 “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

Not applicable.

ITEM 11. ADDITIONAL INFORMATION

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) the Parent, the Purchaser, or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) the Company or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(4) The information set forth in Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations,” and Section 15 “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in Section 17 “Miscellaneous” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12. EXHIBITS

(a)(1)(A)	Offer to Purchase for Cash, dated October 8, 2009.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Covidien plc and Aspect Medical Systems, Inc., dated September 28, 2009 (incorporated herein by reference to the Tender Offer Statement on Schedule TO-C filed by United States Surgical Corporation on September 28, 2009).

(a)(5)(B)	Summary Advertisement published in the Wall Street Journal on October 8, 2009.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of September 27, 2009, by and among United States Surgical Corporation, Transformer Delaware Corp., and Aspect Medical Systems, Inc.

(d)(2)	Form of Tender and Voting Agreement, dated as of September 27, 2009, by and among United States Surgical Corporation, Transformer Delaware Corp. and certain shareholders of Aspect Medical Systems, Inc.

(d)(3)	Confidentiality Agreement, dated as of August 3, 2009, by and between United States Surgical Corporation and Aspect Medical Systems, Inc.

(d)(4)	Guaranty, dated as of September 27, 2009, by Covidien International Finance S.A.

(d)(5)	Agreement, dated as of September 27, 2009 among United States Surgical Corporation and First Health, L.P., First Health Limited, First Health Associates, L.P., First BioMed, L.P. and First BioMed Portfolio, L.P., as stockholders of Aspect Medical Systems, Inc.

(g)	None.

(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

United States Surgical Corporation

Dated: October 8, 2009	By:	/S/ MATTHEW J. NICOLELLA
	Name:	Matthew J. Nicolella
	Title:	Vice President and Assistant Secretary

Transformer Delaware Corp.

Dated: October 8, 2009	By:	/S/ MATTHEW J. NICOLELLA
	Name:	Matthew J. Nicolella
	Title:	Vice President and Assistant Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase for Cash, dated October 8, 2009.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Covidien plc and Aspect Medical Systems, Inc., dated September 28, 2009 (incorporated herein by reference to the Tender Offer Statement on Schedule TO-C filed by United States Surgical Corporation on September 28, 2009).

(a)(5)(B)	Summary Advertisement published in the Wall Street Journal on October 8, 2009.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of September 27, 2009, by and among United States Surgical Corporation, Transformer Delaware Corp., and Aspect Medical Systems, Inc.

(d)(2)	Form of Tender and Voting Agreement, dated as of September 27, 2009, by and among United States Surgical Corporation, Transformer Delaware Corp. and certain shareholders of Aspect Medical Systems, Inc.

(d)(3)	Confidentiality Agreement, dated as of August 3, 2009, by and between United States Surgical Corporation and Aspect Medical Systems, Inc.

(d)(4)	Guaranty, dated as of September 27, 2009, by Covidien International Finance S.A.

(d)(5)	Agreement, dated as of September 27, 2009 among United States Surgical Corporation and First Health, L.P., First Health Limited, First Health Associates, L.P., First BioMed, L.P. and First BioMed Portfolio, L.P., as stockholders of Aspect Medical Systems, Inc.

(g)	None.

(h)	None.